Exhibit 99.1

illumin Holdings Inc.

(formerly AcuityAds Holdings Inc.)

Condensed Interim Consolidated Financial Statements

(Unaudited)

Three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars)

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

	September 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$59,823	$85,941
Accounts receivable	28,261	33,792
Income tax receivable	2,405	848
Prepaid expenses and other	5,947	3,153

	96,436	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	275	248
Property and equipment (note 3)	9,171	7,117
Intangible assets (note 4)	8,186	5,229
Goodwill	4,870	4,870

	119,387	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	24,873	26,545
Income tax payable	215	43
Borrowings (note 15)	344	4,032
Lease obligations (note 5)	2,343	2,882

	27,775	33,502
Non-current liabilities
Borrowings (note 15)	79	191
Deferred tax liability	1,035	1,060
Lease obligations (note 5)	6,561	3,768

	35,450	38,521

Shareholders’ equity (note 7)	83,937	103,126

	119,387	141,647

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

	Three months ended		Nine months ended
	2023	2022	2023	2022
Revenue		(As restated Note 7(g))		(As restated Note 7(g))
Managed services	$17,268	$20,425	$54,344	$54,338
Self-service	12,360	8,523	34,969	26,691

	29,628	28,948	89,313	81,029

Media costs	15,739	14,103	47,066	39,601

Gross profit	13,889	14,845	42,247	41,428

Operating expenses
Sales and marketing (note 16)	6,336	5,904	19,023	16,746
Technology (note 16)	4,471	4,244	14,937	11,765
General and administrative (note 16)	3,007	3,174	9,718	10,084
Share-based compensation (note 7(b))	1,571	1,544	4,584	4,606
Depreciation and amortization	1,433	1,125	4,372	3,527

	16,818	15,991	52,634	46,728

Loss from operations	(2,929)	(1,146)	(10,387)	(5,300)

Finance costs (income) (note 8)	(612)	158	(1,594)	430
Foreign exchange loss (gain)	(1,666)	(5,836)	793	(7,228)

	(2,278)	(5,678)	(801)	(6,798)

Net income (loss) before income taxes	(651)	4,532	(9,586)	1,498

Income tax expense (benefit) (note 17)	(1,413)	1,379	(1,177)	1,432

Net income (loss) for the period	762	3,153	(8,409)	66

Basic and diluted net income (loss) per share (note 9)	0.01	0.05	(0.15)	0.00

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income (loss):
Exchange gain (loss) on translating foreign operations	(681)	(224)	(734)	10

Comprehensive income (loss) for the period	81	2,929	(9,143)	76

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the nine months ended September 30, 2023 and 2022

						2023
	Common shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total

Balance – December 31, 2022	56,808,921	$119,933	$4,990	$(455)	$(21,342)	$103,126
Repurchase of common shares for cancellation (notes 7(e) and 7(f))	(5,294,314)	(11,175)	(3,462)	-	-	(14,637)
Share-based compensation (note 7(b))	-	-	4,584	-	-	4,584
Shares issued – options exercised (note 7(b))	6,667	12	(5)	-	-	7
Shares issued – DSUs/RSUs exercised (notes 7(c) and 7(d))	162,961	580	(580)	-	-	-
Other comprehensive loss	-	-	-	(734)	-	(734)
Net loss for the period	-	-	-	-	(8,409)	(8,409)
Balance – September 30, 2023	51,684,235	109,350	5,527	(1,189)	(29,751)	83,937

						2022
	Common shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total
		(As restated Note 7(g))	(As restated Note 7(g))		(As restated Note 7(g))

Balance – December 31, 2021	60,733,803	$126,737	$6,461	$446	$(20,588)	$113,056
Shares issued – options exercised	247,866	626	(252)	-	-	374
Repurchase of common shares for cancellation (notes 7(e) and 7(f))	(4,080,880)	(8,478)	(4,522)	-	-	(13,000)
Share-based compensation (note 7(b))	-	-	4,606	-	-	4,606
Shares issued – DSUs/RSUs exercised (notes 7(c) and 7(d))	480,397	2,086	(2,086)	-	-	-
Other comprehensive loss	-	-	-	(436)	-	(436)
Net income for the period	-	-	-	-	66	66
Balance – September 30, 2022	57,381,186	120,971	4,207	10	(20,522)	104,666

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the nine months ended September 30, 2023 and 2022

	2023	2022
		(As restated Note 7(g))
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$(8,409)	$66

Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	4,372	3,527
Finance costs (income) (note 8)	(1,594)	430
Share-based compensation (note 7(b))	4,584	4,606
Foreign exchange loss (gain)	793	(7,228)
Income tax benefit (note 17)	(1,177)	-
Change in non-cash operating working capital
Accounts receivable	4,564	2,637
Prepaid expenses and other	(2,086)	106
Other assets	(25)	(361)
Accounts payable and accrued liabilities	(1,813)	(4,296)
Income tax payable	-	(351)
Income taxes received	133	-
Interest received (paid), net	1,965	(328)

	1,307	(1,192)

Investing activities
Additions to property and equipment (note 3)	(443)	(162)
Additions to intangible assets (note 4)	(5,072)	(2,650)

	(5,515)	(2,812)

Financing activities
Repayment of term loans (note 15)	(4,411)	(1,680)
Proceeds from international loans (note 15)	638	1,136
Repayment of international loans (note 15)	(647)	(1,407)
Repayment of leases	(2,411)	(1,535)
Repurchase of common shares for cancellation (notes 7(e) and 7(f))	(14,637)	(13,000)
Proceeds from the exercise of stock options	7	374

	(21,461)	(16,112)

Decrease in cash and cash equivalents	(25,669)	(20,116)

Impact of foreign exchange on cash and cash equivalents	(449)	6,141

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	59,823	88,234

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	4,710	3,809

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

1	Corporate information

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.) (“illumin” or the “Company”), and its wholly owned subsidiaries illumin Inc. (formerly AcuityAds Inc.), illumin US Inc. (formerly AcuityAds US Inc.), 140 Proof Inc., Visible Measures LLC, and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. illumin is a publicly traded company, incorporated in Canada, with its head office located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company changed its legal name from AcuityAds Holdings Inc. to illumin Holdings Inc. on June 14, 2023, and changed both of its Toronto Stock Exchange and Nasdaq Capital Market trading symbols from “AT” to “ILLM” and “ATY” to “ILLM”, respectively, on April 17, 2023.

On September 11, 2023, the Company voluntarily delisted its common shares from the Nasdaq Capital Market. The Company’s common shares are currently listed on the Toronto Stock Exchange in Canada under the trading symbol “ILLM”.

2	Summary of significant accounting policies

Statement of compliance

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The date the board of directors of the Company (the “Board”) authorized the consolidated interim financial statements for issue was November 8, 2023.

Basis of presentation

These condensed interim consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency, and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Material accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2022 audited annual consolidated financial statements.

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2023. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements.

1

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

Deferred Tax on Assets and Liabilities Arising from Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

Future accounting standards

The following new and amended standards and interpretations will become effective in a future year. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective and are not expected to have a significant impact on these condensed interim consolidated financial statements:

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16), clarifying initial recognition and subsequent accounting for a seller-lessee account in a sale-and-leaseback transaction.

The Company is in the process of assessing any potential impacts of the following:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements), clarifying classification requirements for liabilities as current or non-current.

2

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

3	Property and equipment

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2023	$1,330	$52	$1,345	$19,461	$22,188
Additions	300	-	143	4,537	4,980
Dispositions	-	-	-	(2,605)	(2,605)
As at September 30, 2023	1,630	52	1,488	21,393	24,563

Accumulated depreciation
As at January 1, 2023	907	52	1,072	13,040	15,071
Amortization	181	-	130	2,615	2,926
Dispositions	-	-	-	(2,605)	(2,605)
As at September 30, 2023	1,088	52	1,202	13,050	15,392

Net carrying amount
As at January 1, 2023	423	-	273	6,421	7,117
As at September 30, 2023	542	-	286	8,343	9,171

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2022	$1,317	$52	$1,266	$14,505	$17,140
Additions	13	-	149	3,809	3,971
As at September 30, 2022	1,330	52	1,415	18,314	21,111

Accumulated depreciation
As at January 1, 2022	675	50	800	10,245	11,770
Amortization	174	2	209	2,006	2,391
As at September 30, 2022	849	52	1,009	12,251	14,161

Net carrying amount
As at January 1, 2022	642	2	466	4,260	5,370
As at September 30, 2022	481	-	406	6,063	6,950

3

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

4	Intangible assets

Technology
Cost
As at January 1, 2023	$16,529
Additions	4,403
As at September 30, 2023	20,932

Accumulated depreciation
As at January 1, 2023	11,300
Amortization	1,446
As at September 30, 2023	12,746

Net carrying amount
As at January 1, 2023	5,229
As at September 30, 2023	8,186

Technology
Cost
As at January 1, 2022	$12,792
Additions	2,650
As at September 30, 2022	15,442

Accumulated depreciation
As at January 1, 2022	9,748
Amortization	1,136
As at September 30, 2022	10,884

Net carrying amount
As at January 1, 2022	3,044
As at September 30, 2022	4,558

The Technology intangible asset is internally derived from capitalizing development costs related to revenue generating technology. During the nine months ended September 30, 2023, the Company capitalized $4,403 (2022 – $2,650). The 2023 addition amount includes a reversal of $669 related to a portion of the funding grant received attributable to previously capitalized expenses.

5	Lease obligations

	September 30, 2023	December 31, 2022

Obligations under leases	$8,904	$6,650
Less: Current portion	2,343	2,882
	6,561	3,768

4

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. No stock options have been granted to directors and officers of the Company since March 31, 2020 (note 7(b)).

During the three and nine months ended September 30, 2023, the Company issued 83,664 and 83,664 DSUs (2022 – nil and 88,397) to directors. The directors’ DSUs vested fully on October 1, 2023.

During the three and nine months ended September 30, 2023, the Company paid out a cash portion of directors fees to the directors of $217 and $217 (2022 – nil and nil) in addition to the DSUs granted.

During the three and nine months ended September 30, 2023, the Company issued nil and 898,325 (2022 – nil and 936,404) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of six to thirty-six months.

7	Share capital and share-based payments

a)	Share capital

As at September 30, 2023, the Company had an unlimited number of common shares authorized for issuance (2022 – unlimited) and 51,684,235 common shares outstanding (2022 – 57,381,186) (without par value).

b)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), a deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit Plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, Performance Share Units (“PSUs”) and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

5

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

As at September 30, 2023, the Company was entitled to issue a maximum of 7,752,635 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of options issued under the Stock Option Plan:

		2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – January 1	704,469	$1.60	1,094,001	$1.90
Forfeited or cancelled	(26,800)	1.33	(138,333)	4.13
Exercised	(6,667)	1.01	(247,866)	1.51

Outstanding – September 30	671,002	1.62	707,802	1.60

Options exercisable – September 30	671,002	1.62	657,801	1.61

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

		2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – January 1	23,334	$2.09	23,334	$2.09
Forfeited or cancelled	(6,667)	2.09	-	-

Outstanding – September 30	16,667	2.09	23,334	2.09

Options exercisable – September 30	16,667	2.09	11,668	2.09

6

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

A combined summary of the Company’s stock options outstanding under the above plans is as follows:

		September 30, 2023

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

1.13	55,000	1.67	55,000
1.14	10,000	0.17	10,000
1.15	20,000	1.17	20,000
1.27	3,334	0.92	3,334
1.55	21,333	0.67	21,333
1.59	143,334	1.42	143,334
1.71	378,001	0.50	378,001
1.94	40,000	0.17	40,000
2.09	16,667	1.92	16,667

	687,669		687,669

	September 30, 2022

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	0.96	3,333
1.06	15,134	1.00	15,134
1.13	55,000	2.67	55,000
1.14	10,000	1.17	10,000
1.15	20,000	2.17	13,333
1.27	6,667	1.92	6,667
1.55	36,333	1.67	36,333
1.59	143,334	2.42	100,000
1.71	378,001	1.50	378,001
1.94	40,000	0.17	40,000
2.09	23,334	2.92	11,668

	731,136		669,469

During the three and nine months ended September 30, 2023, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options, DSUs and RSUs granted to employees, officers, directors and consultants of the Company of $1,571 and $4,584 (2022 – $1,544 and $4,606).

During the three and nine months ended September 30, 2023, 6,667 and 6,667 stock options under the Stock Option Plan were exercised at a weighted average price of $1.01 and $1.01 for gross proceeds of $7 and $7 (2022 – 57,000 and 247,866 were exercised at a weighted average price of $1.42 and $1.51 for gross proceeds of $81 and $374).

7

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

c)	Deferred share units

During the three and nine months ended September 30, 2023, the Company issued 83,664 and 83,664 (2022 – nil and 110,136) DSUs, of which all were issued to directors, with 75% immediate vesting periods and 25% vesting periods after 1 month and nil were issued to consultants of the Company. During the three and nine months ended September 30, 2023, 5,749 and 37,415, DSUs were exercised (2022 – 14,134 and 177,638).

d)	Restricted share units

During the three and nine months ended September 30, 2023, the Company issued 41,153 and 1,544,243 (2022 – 226,420 and 1,796,579) RSUs to employees, officers, and consultants of the Company. During the three and nine months ended September 30, 2023, 79,388 and 125,546 (2022 – 19,908 and 302,759) RSUs were exercised.

e)	Repurchase of shares for cancellation under NCIB

On May 16, 2022, the Company commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

During the three and nine months ended September 30, 2023, the Company repurchased nil and 701,114 common shares at an average price of $nil and $2.14 per share totaling nil and $1,500 (2022 – 1,811,400 and 4,080,880 at $3.23 and $3.19 for a total of $5,860 and $13,000).

f)	Repurchase of shares for cancellation under SIB

On July 27, 2023, the Company commenced a substantial issuer bid (“SIB”) to purchase for cancellation up to 15,810,276 of its outstanding common shares for an aggregate purchase price not to exceed $40,000. The offer expired on August 30, 2023.

Pursuant to the SIB, the Company purchased for cancellation 4,593,200 of its outstanding common shares at a purchase price of $2.65 per share for an aggregate purchase price of approximately $12,172.

The total transaction costs that were associated with the SIB totaled $965 and were subsequently capitalized.

g)	Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error was an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error was an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative condensed interim consolidated financial statements, as applicable. The following table presents the impact of the restatements on the company’s comparative Condensed Interim Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2022:

8

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

	Three months ended		Nine months ended
	As Reported	As Restated	As Reported	As Restated
Share-based compensation expense	$1,894	$1,544	$5,448	$4,606
Operating expenses	16,341	15,991	47,570	46,728
Loss from operations	(1,496)	(1,146)	(6,143)	(5,300)
Net income before income taxes	4,181	4,532	655	1,498
Net income (loss) for the period	2,803	3,153	(777)	66
Basic and diluted net income (loss) per share	0.05	0.05	(0.01)	0.00
Comprehensive income (loss) for the period	3,027	2,929	(787)	76

The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as at September 30, 2022:

	As Reported	As Restated
Common shares	$118,212	$120,971
Contributed surplus	9,268	4,207
Deficit	(22,825)	(20,522)

8	Finance costs (income)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Interest on leases and other interest	$146	$152	$299	$385
Interest income	(758)	(120)	(2,609)	(243)
Interest and fees on term loans (note 15(a))	-	126	716	288
	(612)	158	(1,594)	430

9

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
		(As restated Note 7(g))		(As restated Note 7(g))

Net income (loss) for the period	$762	$3,153	$(8,409)	$66
Weighted average number of shares outstanding – basic	53,923,067	57,524,111	55,667,946	59,113,153
Net income (loss) per share – basic	$0.01	$0.05	$(0.15)	$0.00

Dilutive effect of stock options	205,303	317,532	-	349,982
Dilutive effect of DSUs	654,269	319,975	-	319,975
Dilutive effect of RSUs	1,757,788	721,120	-	721,120
Diluted weighted average number of shares outstanding	56,540,427	58,882,738	55,667,946	60,504,230
Net income (loss) per share – diluted	$0.01	$0.05	$(0.15)	$0.00

Items excluded from the calculation of diluted net income (loss) per share due to their anti-dilutive effect
Stock options, DSUs, and RSUs	4,241,261	3,029,872	6,858,622	2,997,422

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the years with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

10	Segment information

The Company’s CEO has been identified as the chief operating decision maker (“CODM”). The CODM reviews financial information, makes decisions, and assesses the performance of the company as a single operating segment. The Company’s assets and operations are substantially located in Canada, however, the Company also has employees and customers in the United States, Europe, and LATAM and generates revenue in each region. Revenue by region for the three and nine months ended September 30, 2023, and 2022 is as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
United States	$17,763	$20,864	$56,975	$54,924
Canada	2,718	3,495	8,510	12,955
Europe, LATAM & other[1]	9,147	4,589	23,828	13,150
	29,628	28,948	89,313	81,029

(1)	This line includes revenue previously classified in the U.S. geography according to billing arrangements. Management considers current breakdown more relevant and reflective of business in each geography.

10

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

During the three and nine months ended September 30, 2023, the Company had two and two customers that represented greater than 5% (2022 – two and one customer) of total revenue.

11	Government assistance

During the three months ended September 30, 2023, the Company had substantial certainty over securing a commitment of up to a maximum of $10,000 funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”) towards eligible research and development expenses. On October 6, 2023, the formal documentation was executed. The commitment covers expenses incurred for the period April 1, 2023 to December 31, 2024. As of the date of these condensed interim financial statements, the Company has identified and received approval for the eligible IRAP expenses incurred for the period April 1, 2023 to June 30, 2023. During the three and nine months ended September 30, 2023, $1,376 and $1,376 of eligible expenses for recovery was recognized as: (a) a reduction to sales and marketing costs and technology costs on the Condensed Interim Statement of Comprehensive Income (Loss) amounting to $707 and (b) a reduction of previously capitalized development expenses (intangible assets) amounting to $669.

12	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)

	September 30, 2023	December 31, 2022
Measurement basis
Financial assets
Cash and cash equivalents	$59,823	$85,941
Accounts receivable	28,261	33,792
Other assets	3,023	-

	91,107	119,733

Financial liabilities
Accounts payable and accrued liabilities	$24,873	$26,545
Term loans	-	3,791
International loans	423	432
Lease obligations	8,904	6,650

	34,200	37,418

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, lease obligations, and term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

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illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

∙	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the periods ended September 30, 2023, and 2022 between any of the levels.

13	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements.

14	Financial risk management

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of September 30, 2023, two customers represented more than 5% of the gross accounts receivable balance of $28,486. As of December 31, 2022, three customers each represented more than 5% of the gross accounts receivable balance of $34,320.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As at September 30, 2023, the allowance for expected credit loss was $226 (2022 – $400). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. As at September 30, 2023, 73% of the Company’s customers are current, 7% are from 1 to 30 days, 8% are from 31 to 60 days, 5% are from 61 to 90 days, and 7% are greater than 90 days.

The Company, from time to time, invests its excess cash in accounts with Canadian Schedule I banks with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of September 30, 2023 is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. The Canada Deposit Insurance Corporation (“CDIC”) provides insurance of up to $100 per depositor, per insured bank, for each account ownership category on Canadian-domiciled bank accounts. The Federal Deposit Insurance Corporation (“FDIC”) also provides insurance on U.S.-domiciled bank accounts. The standard deposit insurance amount is $250 U.S. per depositor, per insured bank, for each account ownership category. The Company’s bank account deposits exceed these insured amounts.

12

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

The following are the contractual maturities for the financial liabilities:

	September 30, 2023

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 years	>3 years

Accounts payable and accrued liabilities	$24,873	$24,873	$24,873	$-	$-
International loans	423	423	344	79	-
Term loans	-	-	-	-	-
Lease obligation	8,904	9,689	2,343	4,934	2,412

	34,200	34,985	27,560	5,013	2,412

	December 31, 2022

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 years	>3 years

Accounts payable and accrued liabilities	$26,545	$26,545	$26,545	$-	$-
International loans	432	432	241	191	-
Term loans	3,791	3,963	3,963	-	-
Lease obligation	6,650	7,113	2,882	3,092	1,139

	37,418	38,053	33,631	3,283	1,139

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illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The Company has various revolving lines of credit and term loans (see Note 15) with interest rates that the Company believes are consistent with market interest rates for this type of debt.

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from sale and purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $7,903 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

Balances held in U.S. dollars are as follows in CAD:

	September 30, 2023	December 31, 2022

Cash	$58,341	$82,257
Accounts receivable	15,811	24,157
Accounts payable	9,988	13,050
Term loan	-	3,791

15	Borrowings

a)	Term Loan

During the year ended December 31, 2020, the Company had a secured term loan with Silicon Valley Bank (“SVB”) that expired on April 1, 2024 with total availability of U.S. $7,750 bearing interest at the greater of prime plus 0.60% and 3.85%. On May 31, 2023, the term loan was repaid in full including any and all outstanding interest.

The following table outlines the activity of the term loan during the nine months ended September 30, 2023, and 2022:

	2023	2022

Balance – January 1	$3,791	$5,917
Accrued interest	716	288
Payment of interest	(116)	(187)
Principal amount repaid	(4,411)	(1,680)
Exchange	20	130
Balance – September 30	-	4,468

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illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

b)	International loans

International term loans

International term loans outstanding amounted to $230 (€160) as at September 30, 2023 (2022: $490: €366). The interest rates for these unsecured term loans range from 1.75% to 2.25% with maturity dates ranging from May 22, 2024 to May 21, 2025.

Lines of credit

The lines of credit payable amounted to $193 (€134) as at September 30, 2023 (2022: $57: €42) and are secured against certain accounts receivable. The interest rates on these lines of credit range from 2.90% to Euribor plus 1.95% with maturity dates ranging from August 6, 2023 to April 16, 2026 during the periods ended September 30, 2023 and 2022.

The following table outlines the current portion and non-current portion of the borrowings:

	September 30, 2023	December 31, 2022

Current portion of term loan	$-	$3,791
Current portion of international loans	344	241
Total current borrowings	344	4,032
Non-current portion of term loan	-	-
Non-current portion of international loans	79	191

Total borrowings	423	4,223

16	Expenses by nature

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Employee wages, salaries, and benefits	$7,345	$8,123	$24,659	$23,445
Professional fees	551	348	1,611	1,331
Contractor consulting fees	1,290	933	3,680	2,631
Hosting and data costs	1,823	1,614	5,262	4,331
Insurance	562	595	1,787	2,095
Travel and entertainment	571	663	2,004	1,743
Advertising and promotion	249	397	1,019	902
Public company fees	342	119	774	655
Other	1,081	530	2,882	1,462
	13,814	13,322	43,678	38,595

15

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and nine months ended September 30, 2023 and 2022

17	Income tax expense (benefit)

During the three months ended September 30, 2023, the Company recognized a current tax benefit and current tax receivable of $1,387 on a consolidated basis, which relates to a tax benefit from losses in 2023 that may be carried back, offset by current tax expense from provisions in a subsidiary.

18	Subsequent events

Effective November 13, 2023 and subject to TSX approval, the Company intends to commence a NCIB to purchase for cancellation up to 4,330,226 of its outstanding common shares.

The NCIB will also have an automatic share purchase plan (“ASPP”) component with its designated broker to allow for the purchase of shares under the NCIB at times when illumin normally would not be active in the market due to internal trading black-out periods. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker. Accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP.

The NCIB was approved by the board on November 8, 2023 and announced on November 9, 2023.

16